Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in US dollars - unaudited)

Three months ended September 30, 2024 and 2023

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2024 and June 30, 2024

(Expressed in thousands of US dollars - unaudited)

	September 30, 2024	June 30, 2024	July 1, 2023
		Currency remeasurement: Note 2	Currency remeasurement: Note 2
ASSETS
Current assets
Cash	$28,906	$38,667	$44,975
Restricted cash	345	345	—
Receivables	101	303	353
Prepaid expenses	943	1,354	1,489
Receivables - unconsolidated affiliates (Note 9)	1,677	848	—
	31,972	41,517	46,817

Non-current assets
Reclamation deposit	63	63	63
Exploration and evaluation assets (Note 6)	46,023	45,970	75,410
Intangible assets	980	985	1,080
Right of use asset	599	712	930
Property, plant and equipment	1,344	1,514	2,087
Investment in Aqualung (Note 5)	2,521	2,500	2,500
Investment in joint ventures (Note 4)	146,442	146,865	—
Financial asset - FID (Note 12)	48,575	47,086	—
Advances and deposits	79	79	2,013
	246,626	245,774	84,083

TOTAL ASSETS	$278,598	$287,291	$130,900

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$2,988	$8,217	$9,610
Accounts payable - unconsolidated affiliates (Note 9)	4,000	4,000	—
Lease liability - short-term	327	381	386
	7,315	12,598	9,996
Non-current liabilities
Lease liabilities - long-term	273	342	558
Deferred income tax liabilities	25,652	25,870	—
Decommissioning provision	100	100	100
	26,025	26,312	658

TOTAL LIABILITIES	33,340	38,910	10,654

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	228,086	227,292	211,626
Reserves (Note 8)	35,675	34,781	27,338
Accumulated deficit	(13,167)	(8,338)	(114,139)
Accumulated other comprehensive loss	(5,336)	(5,354)	(4,579)
TOTAL SHAREHOLDERS’ EQUITY	245,258	248,381	120,246
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$278,598	$287,291	$130,900

Approved by the Board of Directors and authorized for issue on November 12, 2024.

"Robert Cross"	"Claudia D’Orazio"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

	Three months ended September 30,
	2024	2023
		Currency remeasurement: Note 2
Expenses
General and administrative	$2,811	$3,097
Demonstration Plant operations (Note 7)	1,039	2,538
Management and directors’ fees (Note 9)	595	442
Share-based compensation (Note 8)	894	2,043
Separation benefits (Note 9)	748	—
Foreign exchange loss (gain)	86	(450)
Loss from operations	6,173	7,670
Interest and other income	75	431
Fair value gain on financial asset - FID (Note 10)	1,489	—
Investment loss from joint ventures (Note 4)	(423)	—
Interest expense	(15)	(18)

Net loss before income taxes	(5,047)	(7,257)
Deferred income tax benefit	(218)	—
Net loss	(4,829)	(7,257)
Other comprehensive loss
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	18	740
Total comprehensive loss	$(4,811)	$(6,517)

Weighted average number of common shares outstanding – basic and diluted	184,205,111	172,785,164
Basic and diluted loss per share	$(0.03)	$(0.04)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, except share amounts - unaudited)

	Number of shares	Share capital	Reserves	Accumulated deficit	Accumulated other comprehensive loss	Total equity
Balance, June 30, 2023 (Currency remeasurement: Note 2)	172,752,197	$211,626	$27,338	$(114,139)	$(4,579)	$120,246
Share-based compensation	—	—	2,043	—	—	2,043
Share issuance costs	—	(9)	—	—	—	(9)
Stock options exercised	100,000	196	(93)	—	—	103
Net loss	—	—	—	(7,257)	—	(7,257)
Currency translation differences for foreign operations	—	—	—	—	(740)	(740)
Balance, September 30, 2023 (Currency remeasurement: Note 2)	172,852,197	$211,813	$29,288	$(121,396)	$(5,319)	$114,386

Balance, June 30, 2024 (Currency remeasurement: Note 2)	183,915,256	$227,292	$34,781	$(8,338)	$(5,354)	$248,381
Share-based compensation	—	—	894	—	—	894
Shares issued in consideration for services	666,667	800	—	—	—	800
Share issuance costs		(6)	—	—	—	(6)
Net loss	—	—	—	(4,829)	—	(4,829)
Currency translation differences of foreign operations	—	—	—	—	18	18
Balance, September 30, 2024	184,581,923	$228,086	$35,675	$(13,167)	$(5,336)	$245,258

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Three months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars - unaudited)

	For the three months ended September 30,
	2024	2023
		Currency remeasurement: Note 2
Operating activities
Net loss	$(4,829)	$(7,257)
Add items not affecting cash
Share-based compensation	894	2,043
Deferred income tax benefit	(218)	—
Foreign exchange	(71)	(373)
Investment loss from joint ventures (Note 4)	423	—
Fair value gain on financial asset - FID (Note 10)	(1,489)	—
Amortization	314	264
Interest expense	11	18
Net changes in non-cash working capital items:
Receivables	202	(5)
Prepaid expenses	411	752
Advances and deposits	—	1,583
Accounts payable and accrued liabilities	(2,400)	(1,834)
Receivables – unconsolidated affiliates	(829)	—
Net cash used in operating activities	(7,581)	(4,809)

Investing activities
Exploration and evaluation assets	(2,071)	(11,687)
Purchase of property, plant and equipment	(10)	(700)
Purchase of short-term investment	—	(81)
Net cash used in investing activities	(2,081)	(12,468)

Financing activities
Exercise of options	—	103
Lease payments	(143)	(116)
Share issuance costs	(6)	(9)
Net cash used in financing activities	(149)	(22)

Effect of exchange rates on cash	50	(295)
Net change in cash	(9,761)	(17,594)
Cash, beginning of period	38,667	44,975
Cash, end of period	$28,906	$27,381
Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

1.
Nature of Operations

Standard Lithium Ltd. was incorporated under the laws of the Province of British Columbia on August 14, 1998, and was continued under the Canadian Business Corporations Act on December 1, 2016. Standard Lithium Ltd. and its subsidiary entities' (collectively "Standard Lithium" or the "Company") principal operations are comprised of exploration for and development of lithium brine properties in the United States of America ("USA"). The Company also has significant investments in joint venture arrangements for the exploration and evaluation of lithium brine production facilities.

The address of the Company’s corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s common shares are listed on the TSX Venture Exchange (the "TSXV") and NYSE American LLC under the symbol "SLI" and the Frankfurt Stock Exchange under the symbol "S5L".

2.
Basis of Presentation

Statement of compliance

The annual consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34").

Certain annual information, in particular the accompanying notes normally included in the condensed interim consolidated financial statements prepared in accordance with IFRS Accounting Standards, has been omitted or condensed. These condensed consolidated interim financial statements do not include all disclosures required under IFRS Accounting Standards and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2024 and the notes thereto.

These condensed consolidated interim financial statements have been prepared on a going concern basis.

Basis of presentation

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss, which are stated at fair value.

The condensed consolidated interim financial statements are presented in the United States dollar ("USD"), and all values are rounded to the nearest thousand except as otherwise indicated.

The functional currency of Standard Lithium Ltd. is the Canadian dollar ("CAD"). For this entity, all transactions not denominated in CAD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reporting as Foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date.

The functional currency of all subsidiaries is the USD. For these entities, all transactions not denominated in USD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reporting as Foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

Change in presentation currency

Effective July 1, 2024, the Company changed its presentation currency from CAD to USD due to its most significant assets and liabilities being denominated in USD and for consistency with peer companies in the mining industry. This change has been applied retrospectively.

As at and for the year ended June 30, 2024 and all prior periods, the Company's reporting currency was CAD as described in the Company’s 2024 annual consolidated financial statements. The currency remeasurement of our results applied the International Accounting Standards ("IAS") transitional rules.

The amounts reported in these condensed consolidated interim financial statements as at June 30, 2024 and for the three months ended September 30, 2023 have been remeasured in USD based on the closing exchange rate on June 30, 2024 and the average rate for three months ended September 30, 2023, as listed below. The accounting policy used to translate equity items prior to June 30, 2024, was to use the historical rate for each equity transaction that occurred to recreate the historical amounts. For 2024, equity items were translated quarterly using the average exchange rate for each quarter.

The exchange rates used to reflect the change in presentation currency were as follows:

CAD - USD exchange rate	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q4 2023
Closing rate	0.7364	0.7547	0.7384	0.7310	0.7545
Average rate	0.7455	0.7402	0.7407	0.7383	0.7466

Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are disclosed in Note 2 of the Company’s 2024 annual consolidated financial statements.

3.
Summary of Material Accounting Policies

The significant accounting policies as disclosed in the Company’s 2024 annual consolidated financial statements for the year ended June 30, 2024 have been applied consistently in the preparation of these condensed consolidated interim financial statements, with the exception of the change in presentation currency as discussed above.

Changes in accounting standards - New Standards issued but not yet effective

In July 2024, the International Accounting Standards Board ("IASB") issued amendments to multiple IFRS Accounting Standards, including IFRS Accounting Standard 1, 7, 9 and 10, and IAS 7 as a part of their annual improvements to IFRS Accounting Standards. The amendments are effective for annual reporting periods beginning on or after January 1, 2026 with early application permitted. The amendments are not anticipated to have an impact on the Company's condensed consolidated financial statements.

In April 2024, the IASB issued IFRS Accounting Standard 18 - Presentation and Disclosure in Financial Statements ("IFRS 18"). This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. IFRS 18 is effective for annual reporting periods beginning on or

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

after January 1, 2027. The Company is currently assessing the impact that the adoption of IFRS 18 will have on its condensed consolidated financial statements.

Other Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates will either not be relevant to the Company after their effective date or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.
Equity Method Investment in Joint Ventures

On May 7, 2024, the Company and Equinor TDI Holdings LLC ("Equinor"), a Delaware limited liability company, entered into a membership interest purchase and sale agreement (the "Agreement"), in which Equinor acquired interests in two wholly-owned subsidiaries, one of which holds Standard Lithium’s South West Arkansas Project ("SWA Lithium") and the other holds the Company's East Texas properties ("Texas Lithium") (collectively, the "Joint Ventures").

The Company assessed the Agreement and determined its investments in SWA Lithium and Texas Lithium are joint ventures accounted for under the equity method. The Agreement indicates joint control over each joint venture as significant decisions regarding SWA Lithium and Texas Lithium require unanimous consent from both parties and both parties are required to act together to direct relevant activities. However, the Company has retained operatorship and manages day-to-day decision making.

Changes in the Company’s investment in joint ventures for the three months ended September 30, 2024 is summarized as follows:

	SWA Lithium	Texas Lithium	Total
Balance, June 30, 2024	$94,919	$51,946	$146,865
Loss from investment in joint ventures	(345)	(78)	(423)
Balance, September 30, 2024	$94,574	$51,868	$146,442

Summarized financial information for the Company’s interest in the joint ventures on a 100% basis for the three months ended September 30, 2024 are:

	SWA Lithium	Texas Lithium	Total
Net loss	$628	$142	$770
Company’s share of net loss	$345	$78	$423

	SWA Lithium	Texas Lithium	Total
Current assets	$25,591	$16,000	$41,591
Non-current assets	38,072	34,379	72,451
Total assets	63,663	50,379	114,042
Current liabilities	3,323	1,170	4,493
Total liabilities	3,323	1,170	4,493
Net assets	$60,340	$49,209	$109,549
Company’s share of joint ventures	33,187	27,065	60,252
Adjustments to the Company’s share of net assets(1)	61,387	24,803	86,190
Carrying amount of investment in joint ventures	$94,574	$51,868	$146,442

(1) Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $31 million and $20 million of capital contributions in SWA Lithium and

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

Texas Lithium, respectively, through September 30, 2024. As at September 30, 2024 Equinor is committed to solely fund an additional $9 million in SWA Lithium, as discussed further in the Company’s 2024 annual consolidated financial statements.

5.
Investment in Aqualung

On May 5, 2022, the Company purchased 179,175 common shares of Aqualung Carbon Capture AS ("Aqualung") for $2.5 million (Norwegian Krone ("NOK") 23.3 million), representing an approximate 4.55% ownership in Aqualung. Aqualung is engaged in the development of carbon capture technology and is based in Norway with operations in the U.S.

During the fiscal year 2023, Aqualung closed a private placement in which the Company did not participate. Subsequent to the private placement, the Company’s ownership of Aqualung changed from 4.55% to 4.4%.

The Company’s investment in Aqualung was valued at $2,521 and $2,500 as of September 30, 2024 and June 30, 2024, respectively.

As at September 30, 2024, NOK amounts were converted at a rate of NOK 1.00 to USD 0.094. A 10% increase or decrease in NOK relative to the US dollar would result in a change of approximately $249 and $252, respectively, for the three months ended September 30, 2024 and September 30, 2023, in the Company’s comprehensive loss for the year to date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

6.
Exploration and Evaluation Assets

	California Property	Commercial Plant Evaluation (Lanxess 1A)	Total
Acquisition:
Balance, June 30, 2024	$16,199	$6,000	$22,199
Option payments	41	—	41
Balance, September 30, 2024	$16,240	$6,000	$22,240

Exploration and Evaluation:
Balance, June 30, 2024	$3,379	$20,392	$23,771
Lanxess 1A evaluation costs	—	12	12
Balance, September 30, 2024	$3,379	$20,404	$23,783

Balance, June 30, 2024	$19,578	$26,392	$45,970
Balance, September 30, 2024	$19,619	$26,404	$46,023

7.
Demonstration Plant

Demonstration Plant operations costs are comprised of the following:

	Three months ended September 30,
	2024	2023
Personnel	$776	$888
Reagents	21	469
Repairs and maintenance	31	252
Supplies	56	287
Testwork	59	586
Office trailer	70	26
Other	26	30
Total costs	$1,039	$2,538

8.
Share Capital

Authorized capital

The Company is authorized to issue an unlimited number of common voting shares without nominal or par value.

During the three months ended September 30, 2024 and 2023, the Company had the following equity transactions:

On July 23, 2024, the Company signed an agreement with an arms-length third-party advisor to settle a previously accrued fee of $800 in consideration via the issuance of 666,667 common shares at a deemed price of $1.20 per common share. The consultant was subsequently appointed as a member of executive management. Services provided prior to joining the executive management team were advisory in nature and did not include management responsibilities.

During the three months ended September 30, 2023, the Company issued a total of 100,000 common shares for the exercise of stock options. The Company received proceeds of $103 and reclassified $93 from reserve to share capital upon exercise. During the three months ended September 30, 2024, there were no such issuances.

On November 17, 2023, the Company announced the establishment of an at-the-market ("ATM") equity program allowing the Company to issue and sell, up to $50,000 of common shares from the treasury to the public. During the three months

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

ended September 30, 2024 and 2023, the Company did not issue any shares under the ATM program and as at September 30, 2024, the Company had issued $15,820 under the plan.

Warrants

As at September 30, 2023, the Company had 3,462,502 warrants outstanding with a weighted average exercise price of $1.74. On November 30, 2023, 336,877 warrants with an exercise price of $9.17 expired and on June 10, 2024 3,125,625 warrants with an exercise price of $0.94 expired. As at September 30, 2024, there are no warrants outstanding.

Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by the TSXV. The options can be granted for a maximum term of 10 years.

The weighted average fair value of options granted during the three months ended September 30, 2024 and 2023 was $0.85 and $1.92 per option, respectively. The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Three months ended September 30,
	2024	2023
Expected stock price volatility	88%	78%
Risk-free interest rate	2.86%	4.37%
Dividend yield	—	—
Expected life of options	5 years	5 years
Stock price on date of grant	$1.24	$2.84
Forfeiture rate	—	—

The following table summarizes the stock option activity for the three months ended September 30, 2024:

	Number of options	Weighted average exercise price
Balance at June 30, 2024	9,070,000	$3.36
Options granted	1,063,394	1.15
Options modified(1)	1,000,000	1.36
Balance at September 30, 2024	11,133,394	$2.81

(1) On September 1, 2024, 2,000,000 stock options were granted to a corporation controlled by an officer of the Company, with an exercise price of $1.36 for a period of 5 years. 666,666 options vested on September 1, 2024, 666,666 options will vest on September 1, 2025, and 666,668 options will vest on September 1, 2026. These stock options were designated as a replacement for 1,000,000 options with an exercise price of $2.96 previously granted on September 25, 2023. The previous and newly issued options are treated as a modification of the original option. The Company will recognize share based compensation expense for any incremental fair value in addition to the grant-date fair value of the original award.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

The following table summarizes stock options outstanding and exercisable at September 30, 2024:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.04	900,000	—	$1.04	900,000	$1.04
$5.58	500,000	0.37	$5.58	500,000	$5.58
$2.51	1,200,000	1.30	$2.51	1,200,000	$2.51
$4.50	200,000	1.80	$4.50	200,000	$4.50
$4.67	200,000	2.43	$4.67	200,000	$4.67
$6.10	170,000	2.46	$6.10	170,000	$6.10
$6.95	100,000	2.53	$6.95	100,000	$6.95
$3.76	3,750,000	3.53	$3.76	3,750,000	$3.76
$3.87	200,000	3.64	$3.87	200,000	$3.87
$2.96	750,000	3.98	$2.96	333,333	$2.96
$1.09	100,000	4.55	$1.09	—	$1.09
$1.15	1,063,394	4.86	$1.15	—	$1.15
$1.36	2,000,000	4.92	$1.36	666,667	$1.36
	11,133,394	2.32	$2.81	8,220,000	$3.29

Long-term Incentive Plan

The Company has an equity incentive plan ("Plan") in accordance with the policies of the TSXV whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers and employees are awarded restricted share units ("RSUs"). The RSUs that are subject to, among other things, the recipient’s deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue deferred share units ("DSUs"). DSUs may be redeemed upon retirement or termination from the Company. In accordance with the Plan, the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares at any given time when combined with the aggregate number of options, RSUs and DSUs.

The following table summarizes the RSU activity for the three months ended September 30, 2024:

	Number of RSUs	Weighted average grant date fair value
Balance at June 30, 2024	—	$—
Granted	1,357,289	1.15
Balance at September 30, 2024	1,357,289	$1.15

The following table summarizes the DSU activity for the three months ended September 30, 2024:

	Number of DSUs	Weighted average grant date fair value
Balance at June 30, 2024	1,991,004	$3.76
Granted	441,935	1.15
Balance at September 30, 2024	2,432,939	$3.28

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

Share-based compensation expense

Share-based compensation recorded for each type of award is as follows:

	Three months ended September 30,
	2024	2023
Stock options	$673	$142
Restricted share units	149	—
Deferred share units	72	1,901
Total	$894	$2,043

The share-based compensation during the three months ended September 30, 2024 was $894 as compared to $2,043 recognized in three months ended September 30, 2023.

9.
Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are the directors and officers of the Company.

Compensation to key management is comprised of the following:

	Three months ended September 30,
	2024	2023
Management and director fees(1)	$595	$442
Separation benefits(2)	748	—
Share-based compensation	687	1,901
	$2,030	$2,343

(1)
Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on the Company's interim condensed consolidated statement of comprehensive loss.
(2)
Separation benefits during the three months ended September 30, 2024 include severance payments to a former executive officer and a former member of the Company's board of directors.

As at September 30, 2024 and June 30, 2024, there is $168 and $472, respectively, in Accounts payable and accrued liabilities owing to officers of the Company. As at September 30, 2024, Accounts payable and accrued liabilities also included $772 owing to a former executive officer and a former member of the Company's board of directors. Amounts due to/from the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

On June 17, 2022, the Company entered into the MSA with Telescope, a related party of the Company. Robert Mintak, the former Chief Executive Officer of the Company and Dr. Andy Robinson, President and Chief Operating Officer of the Company are independent directors of Telescope. Under the MSA, Telescope would provide various research and development ("R&D") services for the purpose of developing new technologies. The Company would fund an initial project for one year under the MSA, which would aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigate the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope, as required. The Company incurred $130 and $434 of costs related to this agreement during the three months ended September 30, 2024 and 2023, respectively.

As at September 30, 2024 and June 30, 2024, there is $77 and $147, respectively, in accounts payable and accrued liabilities owing to Telescope. Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

The balances of receivables and payables with the Company’s joint ventures as of the periods indicated, are as follows:

	September 30, 2024	June 30, 2024
Accounts receivable – unconsolidated affiliates	$1,677	$848
Accounts payable – unconsolidated affiliates	$4,000	$4,000

As of September 30, 2024 and June 30, 2024, Accounts receivable – unconsolidated affiliates represents receivables from the entities holding the South West Arkansas Project and the East Texas Properties for reimbursement of costs paid by the Company on behalf of these entities.

As of September 30, 2024 and June 30, 2024, Accounts payable – unconsolidated affiliates represents cash received from the entities holding the South West Arkansas Project and the East Texas Properties and is held by the Company in a separate account and designated for working capital needs. The maturity of this liability balance is May 7, 2025.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

10.
Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash, restricted cash, receivables, long-term investments, financial assets, accounts payable and accrued liabilities. A fair value hierarchy establishes three levels to classify the inputs of valuation technique used to measure fair value of financial instruments’ recorded on the consolidated statements of financial position. The lowest level of significant input is used to determine the instruments’ classification within the hierarchy.

The three levels of the fair value hierarchy are described below:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s policy is to recognize transfers into and out of fair value hierarchy levels at the end of the reporting period.

There were no transfers between Levels 1, 2 or 3 during the periods ended September 30, 2024 and June 30, 2024.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

September 30, 2024	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$48,575	$48,575
Investment in Aqualung	—	—	2,521	2,521

(1)
Includes $28,678 and $19,897 related to SWA Lithium and Texas Lithium, respectively.

June 30, 2024	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$47,086	$47,086
Investment in Aqualung	—	—	2,500	2,500

(1)
Includes $27,943 and $19,143 related to SWA Lithium and Texas Lithium, respectively.

The Financial asset - FID is measured at fair value. The fair value of the financial asset was determined using a probability weighted discounted cash flow methodology which uses the S&P corporate bond yield curve based on the credit rating of the counterparty and considers the probability of the occurrence of reaching a positive final investment decision in either of the Company's Joint Ventures. During the three months ended September 30, 2024, the Company recorded a fair value gain on financial asset – FID of $1,489. The increase in fair value is primarily attributable to the passage of time. There were no such costs recorded during the three months ended September 30, 2023.

The Company’s investment in Aqualung is measured at fair value on a recurring basis. Information relating to Aqualung is considered when determining its fair value. In addition to company-specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•
maintaining sound financial condition;
•
financing operations; and
•
ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

(i)
Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from cash deposits. The maximum credit risk is the total of our financial assets, including cash. The Company maintains substantially all of its cash with two financial institutions. The majority of cash held with these institutions exceeds the amount of insurance provided on such deposits.

(ii)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. At September 30, 2024 and June 30, 2024, the Company has working capital of $24,657 and $28,919, respectively.

(iii)
Foreign exchange risk

Foreign exchange risk is the risk that the Company's financial instruments will fluctuate in value as a result of movement in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in USD:

	September 30, 2024	June 30, 2024
Cash	$4,314	$5,879
Accounts payable	—	4

At September 30, 2024, USD amounts were converted at a rate of USD 1.00 to CAD 1.3521. A 10% increase or decrease in the Canadian dollar relative to the US dollar would result in a change of approximately $431 and $588, respectively, in the Company’s comprehensive loss for the year to date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

11.
Capital Management

The Company had $28.9 million of unrestricted cash on hand as of September 30, 2024.

The Company, on May 7, 2024 entered into strategic partnerships with Equinor, in which the Company received an initial cash payment of $30 million and a commitment by Equinor to invest an additional gross $130 million in exchange for a 45% interest in SWA Lithium and Texas Lithium. Additional capital expenditures will be funded on a pro-rata basis.

The Company’s objectives when managing capital are to safeguard the Company’s ability to pursue the exploration and development of its projects and to maintain a flexible capital structure. The Company’s current capital structure is made up of common equity, with no long term debt or revolving credit facility obligations.

As the Company is currently in the exploration and development phase, none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The Company manages its capital structure and may adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out planned exploration and development of its projects and pay for administrative costs, the Company plans to spend its existing working capital balance and may utilize other forms of financing.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12.
Supplemental Cash Flow Information

	Three months ended September 30,
Non-cash Financing and Investing Activities	2024	2023
Exploration and evaluation expenditures included in accounts payable	$—	$2,974
Aqualung expenditure included in accounts payable	2	—

13.
Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, and certain former and current executives of the Company, in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint seeks to certify a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020, and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually named defendants. The complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and "final product lithium recovery percentage" at the Demonstration Plant. The plaintiff seeks various forms of relief, including monetary damages in an unspecified amount. The Company filed a motion to dismiss the complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at September 30, 2024, the Company has not recorded any provision associated with this matter, as the outcome is undeterminable at this time.

14.
Subsequent Events

On October 1, 2024, the Company issued 450,000 common shares upon exercise of stock options for proceeds of $466.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of US Dollars, except where indicated and share and per share amounts)

On October 28, 2024, the Company announced that SWA Lithium has entered into a license agreement with Koch Technology Solutions LLC ("KTS") to deploy and use KTS’ Li-ProTM Lithium Selective Sorption ("Li-Pro LSS") technology at SWA Lithium's commercial plant for the SWA Phase 1 Project.